Meridian Growth Fund is a

no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Jamie England, William Tao and Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund. Jamie England became a member of the Aster Investment Management team in 2001. William Tao has steadily worked on the Meridian Growth Fund since he started with the Adviser in 2007. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012.

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

The 2011 Wall Street Transcript interview with Richard Aster

2011 Income and Capital Gain Distributions

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s

Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”.

CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—

Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”.—money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap

Moment”.—online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—

Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—

Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in

Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”—

Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—

Louis Rukeyser’s Mutual Funds June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger

25 Fund”—Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—

Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones

Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”

- Louis Rukeyser’s Mutual Funds June 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009

The 2007 Wall Street Transcript interview with Richard Aster

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Meridian Growth Fund Advisor

Aster Investment Management, Inc.
60 East Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939

Jamie England, William Tao and Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund. Jamie England became a member of the Aster Investment Management team in 2001. William Tao has steadily worked on the Meridian Growth Fund since he started with the Adviser in 2007. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012.



James H. England, Jr., CFA
Formal education included an undergraduate degree in commerce from McGill University and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. England is also a CFA charter holder. Mr. England worked for three years at The Seidler Companies, a Los Angeles-based regional brokerage firm, initially as a research associate and then as an analyst covering the consumer and retail sectors. While pursuing his master's degree, Mr. England worked in the equity sales and trading department at Goldman, Sachs & Co. in New York. Following business school and immediately prior to joining Aster Investment Management, Mr. England spent two years at Toronto Dominion Securities as an equity derivatives trader. James H. England, Jr. joined Aster Investment Management in August, 2001.



William Tao, CFA
Formal education includes an undergraduate degree in accounting and economics from the University of Toronto and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. Tao is a CFA charter holder. After obtaining his undergraduate degree, Mr. Tao worked as an auditor at KPMG for three years and for one year as a financial accountant at the University of Toronto Press. Following business school, Mr. Tao spent three years as a research associate with Credit Suisse First Boston in the equity valuation and semiconductor device research groups. Immediately prior to joining Aster Investment Management, Mr. Tao worked for three years as a research associate at BMO Capital Markets covering semiconductor device stocks. Mr. Tao joined Aster Investment Management in June, 2007.



Larry E. Cordisco
Larry Cordisco was born in 1969 in Pittsburgh, Pennsylvania. Formal education includes an undergraduate degree in political science from UC Santa Barbara, a master's degree in public policy from Georgetown University, and a master's degree in business administration from Columbia Business School. Prior to the Meridian Fund, Mr. Cordisco worked as a public policy analyst in Washington D.C, then for three years as a business consultant at Accenture. Following business school, Mr. Cordisco spent three years at Banc of America Securities covering broadcasting, IT services, and software stocks in the firm's equity research department in New York and San Francisco. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.